SECURITIE ... ION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Madison Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, Suite 1411
(No. And Street)

New York, (City) NY (State) 10103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Menn (212) 750-1045
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Schenker & Rosenblatt, LLC
(Name - *if individual state last, first, middle name*)

One University Plaza, Suite 311 (Address) Hackensack (City) NJ (State) 07601 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David R. Menn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Capital Markets, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature]
Notary Public

JENNIFER OUTRIDGE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MANHATTAN COUNTY
NO. 01OU6185233
MY COMMISSION EXPIRES 04-14-2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2009

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of:
Madison Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Madison Capital Markets, Inc. as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Madison Capital Markets, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Schenker & Rosenblatt, L.L.C.

Hackensack, NJ
February 23, 2010

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Madison Capital Markets, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Current assets:		
Cash	$	190,115
Certificate of deposit		23,373
Due from clearing organization		474,580
Prepaid expenses and other assets		31,792
Total Current assets		719,860
Total Assets	$	719,860

Liabilities and Stockholders' Equity

Current liabilities:		
Accounts payable and accrued expenses		458,998
Total Current liabilities		458,998
Stockholders' equity:		
Common stock, par value $.01 per share; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,040,103
Retained deficit		(779,251)
Total Stockholders' Equity		260,862
Total Liabilities and Stockholders' Equity	$	719,860

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

On November 26, 2007, Expedition Global Markets, LLC (which is the 100% owner of Madison Capital Markets, Inc., the Company) purchased the stock of Equisearch Securities Inc. a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) On April 1, 2008 Expedition Global Markets, LLC changed its name to Madison Merchant Group, LLC . The Company specializes in executing securities trades for independent institutional investors. In doing so, the Company has the ability to execute trades in most secondary debt and equity markets. The Company, formerly named Equisearch Securities Inc. and now named Madison Capital Markets, Inc. was formed in the state of Georgia on November 12, 2004. The Company became an introducing broker registered with the Securities and Exchange Commission (SEC) on June 22, 2006.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Revenue and Expense Recognition:
Commission revenues and expenses are generally recorded on a trade-date basis. . All other revenues are recognized as earned and realization is reasonably assured. All other expenses are recognized as incurred.

Income Taxes:
Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes (if any). Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended December 31, 2009, there is no provision for deferred income taxes as there is no material difference.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for customers' securities transactions are provided by one clearing broker pursuant to a fully disclosed clearing agreement with BNP Paribas.
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2009, there was no activity and, as such, no securities were owned by customers.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION (CONTINUED)

At December 31, 2009, the receivable from the clearing organization consists of the following:

Deposits at clearing organization	$ 105,715
Receivable from clearing organization	368,865
	$ 474,580

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2009, the Company had net capital of $205,697 which was $175,097 in excess of its required net capital of $30,600.

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITMENT

The Company entered into a sublease rental agreement with an unaffiliated entity on March 27, 2009 to rent its New York City office space. The agreement runs from May 1, 2009 to October 28, 2010. The future minimum rental payments are as follows:

December 31,	Amount
2010	$ 77,910

Rent paid under this agreement amounted to $62,328 for year ended December 31, 2009.

NOTE 7 – LETTER OF CREDIT

As stated in Note 6, the Company entered into a sublease agreement to rent office space in New York City. The sub-lessor required the establishment of a standby letter of credit in the amount of $23,373 to use as a guarantee for the security deposit on the lease. The funds are being held in a certificate of deposit, earning interest at 1.73% per year, maturing April 3, 2010. The certificate of deposit will automatically renew upon maturity until the Company decides to dispose of the certificate of deposit.

NOTE 8 – OPERATING REVENUE CONCENTRATION

The total operating revenue of the Company amounted to $ 3,402,074. A limited number of customers account for over 38% of the operating revenue for year ended December 31, 2009. None of these customers is obligated contractually to use the Company's trading services.

NOTE 9 – INCOME TAXES

Income tax expense consists of the following:

Current- state	$ 3,966
Current- city	1,963
	$ 5,929

In July 2006, the Financial Accounting Standards Board (FASB) issued ASC 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes". ASC 740-10 provides guidance for how uncertain tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold will be required to be recorded as a tax benefit or expense in the current year. Adoption of ASC 740-10 is required for annual periods beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. The Company has analyzed its tax positions taken on Federal and State tax returns for all open tax years (tax years ended December 31, 2007 through 2009) for the purposes of implementing ASC 740-10 and have concluded that no provision for income taxes related to uncertain tax positions is required in their financial statements.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 17, 2010, the date the financial statements were issued. Based on this evaluation, no adjustments were required to the financial statements as of December 31, 2009. However, the following are details relating to subsequent events that occurred since December 31, 2009. On December 15, 2009, the Company entered into an operating lease to rent office space in Miami, Florida to expand its operations. The commencement date of the lease is January 1, 2010 and ends on June 30, 2010. After an initial payment of $2,226, monthly rent will be $742 per month.